FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of July, 2006

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

July 20, 2006

Hanson PLC Finance Director to move to Old Mutual plc

Jonathan Nicholls, Finance Director of Hanson PLC, will be leaving the company on October 31, 2006 to become the Finance Director of Old Mutual plc. A successor will be appointed in due course.

Alan Murray, Hanson Chief Executive, commented "Jonathan has been with the company since 1996, initially as Group Treasurer and then as Finance Director for the last eight years. He has made a major contribution to the development of the company over this time. We wish him every success in his new role."

Inquiries:

Hanson PLC
Nick Swift / Hilary Reid Evans                    Tel: +44 (0)20 7245 1245

Notes:

1.   Hanson is one of the world's leading heavy building materials companies.  It is the largest producer of aggregates - crushed rock, sand and gravel - and one of the largest producers of concrete products, clay bricks and ready-mixed concrete in the world.  Its other principal products include asphalt and concrete roof tiles and its operations are in North America, the UK, Australia, Asia Pacific and Continental Europe.

2.   Hanson operates through six divisions: Hanson Aggregates North America, Hanson Building
     Products North America, Hanson Aggregates UK, Hanson Building Products UK, Hanson Australia
     & Asia Pacific and Hanson Continental Europe.

3.   Register for Hanson's e-mail distribution service for press releases and notification of the publication of corporate reports via www.hanson.biz.

4.   High-resolution Hanson images for editorial use are available from www.hanson.biz

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   July 20, 2006